Exhibit 99(a)(34)

Welcome to Issue #3 of The Buzz Special Edition. In this issue, we answer some questions that have come our way in the past week. Read on to learn more the about acquisition process and about NCR - and keep your questions coming!

At the time of the announcement, it was expected that the transaction would close in 45-60 days. What’s the status - are we still on track?

Yes, we are still on track to close within that timeframe. In order for NCR to acquire Radiant, our shareholders must agree to “tender” (or sell) their shares to NCR for $28 per share. The process to gain shareholder agreement (called a “tender offer”) officially began on Monday, July 25. Shareholders have 20 business days (until August 19) to either accept or deny NCR’s offer of $28 per share. If NCR receives agreement for a majority of the outstanding shares and NCR purchases the shares tendered, then the merger will proceed as soon as possible after that. We will keep you informed as the tender offer process continues.

During the town hall meetings, it was mentioned that Bill Nuti, NCR’s CEO, would be meeting with us in the near future. When should we expect that?

Bill is excited about meeting the Radiant team and will make himself available as soon as possible. However, we have decided to wait until after the deal has closed so that he can provide more information and insight into the acquisition and what we can expect in the future. As you know, until the deal closes, we are still two independent companies and have limitations on what information can be shared. We felt it would be better to have Bill visit when those limitations have been lifted. We will send out more information as these meetings are scheduled.

In the meantime, to learn a little bit more about Bill, we thought you might like to read this story from our own Scott Mulcay, PCR Sales Engineer in Atlanta:

My mother, a long-time Radiant shareholder, likes to attend shareholder meetings for companies she’s invested in. She’s been to BP, Microsoft, Starwood, Coke, and many others. The first time she came to a Radiant meeting, she was the only non-investor there. John Heyman, CFO at the time, came over to introduce himself. After finding out her son worked at Radiant, John called all of the other executives over to meet “Mulcay’s mom.” The conversation continued with John asking if she had any questions he could answer during the meeting.

My mother thought this was so refreshing. She continues to come to Radiant stockholder meetings when she is in town and continues to be greeted with the same personal welcome by John and others. She always calls me to say how proud she is of the company I work for, the culture we have here, and the people that comprise Radiant Systems. I am fortunate to get this annual reminder of how great we have it here. Top-down or bottom-up, our culture sets us apart and makes this the best place to work.

When my mother read the news about Radiant, she called me. My mother is also an NCR stockholder and attended the NCR stockholder meeting two years ago. Given NCR’s size, there were many more stockholders in the room. However, to her surprise, she received the same warm welcome from Bill Nuti. He came over, introduced himself, thanked her for coming, and asked her if she had any questions she’d like to ask before they got started.

It is a small parallel, but one I found insightful and a positive indicator about the character of our future CEO.

Thanks for the story Scott!

NCR is such a big company, do employees there have a voice in solving business challenges?

Yes! One thing we’ve learned is that when NCR has specific business challenges, they form teams of a cross-section of employees to help bring about solutions. They call these teams “councils” and at the moment they have 5 of them. You can read more about these 5 councils below.

Culture Council

Focused on supporting a high-performing, great place to work and leading initiatives to evolve the way things get done at NCR. The Culture Council and over 300 employee volunteers leverage what makes NCR great and embrace the best of today’s culture to build the foundation for tomorrow’s NCR.

Cost Council

Focused primarily on product cost innovation and reduction and also looking at all major cost drivers within NCR to assist in the goal to build the lowest cost structure in the industry.

Quality Council

Focused on improving the customers’ experience with NCR products and services while making quality a competitive advantage for NCR.

Emerging Markets Council

Focused on the requirements of emerging market customers to become the number one market share leader in these key countries of BICMEA (Brazil, India, China and Middle East Africa) plus future emerging markets.

Innovation Council

Focused on consumer trends and new technologies that impact global business. This includes advanced technologies that will influence the future. The innovation council also helps choose the recipient of an annual “Disruption in Innovation Award”. The winner of this annual award is recognized company-wide and receives a large equity grant. You can read more about the award and the 2010 winner from Puducherry, India in the document attached below.

Coming next week.

Learn more about the Strategy and Integration teams that are being formed between Radiant and NCR to help bring the two companies together.

Reach out to us.

We want to do everything we can to make this transition as seamless as possible for our team. If you have questions or concerns at any time about the NCR/Radiant acquisition, please email accelerate@radiantsystems.com.

This newsletter is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer is being made pursuant to a Tender Offer Statement on Schedule TO, containing an offer to purchase, a form of letter of transmittal and related tender offer documents, filed by NCR Corporation with the Securities and Exchange Commission (the “SEC”) on July 25, 2011. The Company filed a Solicitation/Recommendation Statement on Schedule 14D-9 relating to the tender offer with the SEC on July 25, 2011. These documents, as amended from time to time, contain important information about the tender offer and shareholders of the Company are urged to read them carefully before any decision is made with respect to the tender offer. The tender offer materials are available at no charge on the SEC’s website at www.sec.gov<http://www.sec.gov>. A copy of the tender offer materials are available free of charge to all stockholders of the Company at www.radiantsystems.com<http://www.radiantsystems.com/> or by contacting Radiant Systems, Inc. at 3925 Brookside Parkway, Alpharetta, GA 30022, Attn: Investor Relations Director, (770) 576-6000.

In 2010, Bill Nuti, NCR Chairman and CEO announced the establishment of the C.K. Prahalad Award for Disruptive Innovation in honor of NCR’s esteemed board member, Dr. C.K. 2010.

This highly prestigious award is bestowed annually to an NCR employee who exhibits the qualities with which C.K. dynamically guided the NCR organization, paying tribute to a man whose tremendous accomplishments made NCR a better company and the world a better place.

C.K. was regarded as one of the most influential thinkers on strategy, and was recognized as the world’s most influential business thinker on the Thinkers50.com list in 2009. He was a well-known management expert, author and a distinguished professor at the Ross School for Business at the University of Michigan. C.K. was most famous for his unconventional thinking on the “bottom-of-the-pyramid” approach and authored a groundbreaking, New York Times bestseller in 2004 outlining his theory – a theory that Bill Gates said “offers intriguing blueprint for how to fight poverty with profitability.”

These accolades, however, only communicate a small part of the multifaceted person C.K. was – he was a person who possessed a rare combination of traits. C.K. had the ability to take highly complex thoughts and parse them into simple ideas one could grasp. He was always pushing the envelope, going beyond what we thought was possible. He believed in the human spirit and in the ability for all of us to achieve stretch results. He was focused on innovation and, even more on ensuring that NCR the self-service space. C.K. was inspirational. He was passionate. And he always believed in reaching well beyond the boundaries that we place on ourselves, looking for disruptive changes in technology and quantum improvements in cost and quality. He would leave you believing you could accomplish anything. He was a friend. He was a mentor. He was an important man who left his mark on our world.

These characteristics embody the C.K. Prahalad Award for Disruptive Innovation.

Each year, the NCR Board of Directors and Leadership Team choose at NCR. The winner of this award will receive a beautiful plaque inscribed with their name as well as a sizable stock option grant.

The first annual C.K. Prahalad Award for Disruptive Innovation winner C. Sivaramane, known as “CS” by his colleagues.

CS is an outstanding example of someone who has reached well beyond the boundaries of what is possible; making quantum improvements in the cost and quality of the NCR Puducherry, India, operations.

During the past five years, CS has been instrumental in leading the transformation of NCR’s Puducherry, India, manufacturing site into a world-class, multi-use campus. Under his careful watch, the NCR Puducherry operation has undergone significant renovations. What began as a “cow shed”, was transformed into a state-of-the-art facility that produced its 40,000th ATM in 2010.

CS was the first employee hired by NCR’s Puducherry plant manager in 2002. He was then promoted to plant manager himself in 2006 based on his natural leadership qualities, outstanding performance and unbridled enthusiasm. He was recognized early on for his demonstrated ability to build a highly-motivated and committed team with a “can do” attitude. It became immediately obvious that he had the gift to inspire those working around him.

But his accomplishments go well beyond the transformation of the Puducherry plant. CS and the team have made significant strides:

Achieving a customer ship date performance of over 99 percent for the past two years

Reducing out-of-box failures to 4.3 percent

Maintaining a low, one-percent employee attrition rate for 2010

Reducing module lead times by 40 percent

Embracing Continuous Improvement efforts and completing more than 500 Kaizen events since beginning the CI journey in 2007 (data as of 2010)

In a Frost & Sullivan competition that recognizes companies for their commitment to quality, leadership, technology and innovation, CS and his organization were recognized as a Silver Award Winner in 2009 and a Gold Award Winner in 2010.